Exhibit 12(c)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						June 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$63,367
Adjust for distributed income of equity
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	21,784
Equity in loss of equity method
investments	435	186	296	-	-	-
Minority interest in losses of majority
owned subsidiaries	(37)	(1,468)	(612)	(211)	(435)	(174)
Supplemental fixed charges and	74,800	75,800	86,818	64,257	69,679	67,316
Preferred dividends, as below
Total earnings, as defined	$211,382	$282,103	$274,742	$72,027	$74,167	$152,293

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$61,650
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	2,627
Rental interest factor	955	1,036	1,587	1,770	1,406	1,515
Total fixed charges	$72,243	$73,261	$85,034	$62,658	$68,134	$65,792

Supplemental increment to fixed charges *	2,557	2,539	1,784	1,599	1,545	1,524

Supplemental fixed charges	74,800	75,800	86,818	64,257	69,679	67,316
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$74,800	$75,800	$86,818	$64,257	$69,679	$67,316

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends	2.83x	3.72x	3.16x	1.12x	1.06x	2.26x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.